

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2024

Elizabeth Gonzalez-Sussman
Partner
Air Products & Chemicals, Inc.
Skadden, Arps, Meagher & Flom LLP
One Manhattan West
New York, New York 10001

> **Re: Air Products & Chemicals, Inc.**
> **PREC14A filed November 22, 2024**
> **SEC File No. 1-04534**

Dear Elizabeth Gonzalez-Sussman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in the proxy statement listed above.

PREC14A filed November 22, 2024

Proposal 1. Election of Directors, page 15

1. We note the following statement in this section: "If a nominee is unavailable for election at the time of the Annual Meeting, the Company representatives named on the **WHITE** proxy card will vote for another nominee proposed by the Board..." Please revise to clarify that this statement refers to the ability of the Company to substitute a director nominee, rather than to reallocate votes to a different, existing Company nominee. See, generally, Rules 14a-4(b)(1), 14a-4(c) and Compliance and Disclosure Interpretation 139.07 (November 17, 2023) available at wwww.sec.gov.

2. We note the disclosure in the last paragraph on page 15. Revise to clearly state that information about Mantle Ridge's nominees may be found in Mantle Ridge's proxy statement, available without cost at www.sec.gov. Refer to Item 7(f) of Schedule 14A.

<u>Shareholder Nominations, page 28</u>

3.   Refer to Rule 14a-5(e)(4). Where you set forth the deadline for providing director nominations to the Company for next year's annual meeting, also include a reference to Rule 14a-19(b), as you do in the Q&A section later in the proxy statement (on page 97).

<u>Who is Mantle Ridge and how are they involved in the Annual Meeting?, page 92</u>

4.   Since shareholders can use Mantle Ridge's blue proxy card to vote for your director nominees, clarify the statement here that to support the Company's director nominees, shareholders should only use your white proxy card or voting instruction form.

<u>What vote is necessary to pass the items of business at the Annual Meeting?, page 93</u>

5.   For each of the matters to be voted on, clarify whether and under what circumstances brokers will have discretionary authority to vote on each matter without specific instructions from shareholders.

<u>What happens if I return a WHITE proxy card but give instructions to vote for fewer than nine candidates?, page 95</u>

6.   The following statement is confusing: "To the extent an undervote (e.g., voting 'FOR' with respect to fewer than nine nominees on Proposal 1) occurs on a record holder's **WHITE** proxy card, your shares will only be voted 'FOR' those nominees you have so marked *and any remaining votes on Proposal 1 shall not be voted*" (emphasis added). Please revise to clarify.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Christina Chalk at 202-551-3263.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions